Filed by DIRECTV
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a−6(b)
of the Securities Exchange Act of 1934

Subject Company: DIRECTV

Commission File No. for Registration Statement
on Form S-4 filed by AT&T Inc.: 333-197144

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EDITED TRANSCRIPT
DTV - DIRECTV at Goldman Sachs Communacopia Conference

EVENT DATE/TIME: SEPTEMBER 12, 2014 / 12:50PM GMT

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SEPTEMBER 12, 2014 / 12:50PM GMT, DTV - Directv at Goldman Sachs Communacopia Conference

CORPORATE PARTICIPANTS

 Mike White DIRECTV - Chairman, President, and CEO

CONFERENCE CALL PARTICIPANTS

 Brett Feldman Goldman Sachs - Analyst

 PRESENTATION

 Brett Feldman - Goldman Sachs - Analyst

 All right, if everyone will please take their seat, we're going to get started here with our next session. Happy to welcome back to Communacopia Mike White, the Chairman, President, and CEO of DirecTV. Mike, it's good to have you here.

 Mike White - DIRECTV - Chairman, President, and CEO

 Nice to be here, Brett, thanks.

 Brett Feldman - Goldman Sachs - Analyst

 I think you have a brief overview.

 Mike White - DIRECTV - Chairman, President, and CEO

 Yes, I just want to -- one comment I wanted to boast a little bit about. Our team at DirecTV -- we just announced, I think yesterday, Dow Jones Sustainability Index was putting DirecTV in the Index. In our sector, there's only three companies -- Disney, Liberty Global, and us.

I think it's a tribute to all the DirecTV folks that have been working on the sustainability agenda over the last five years. We are the only EnergyStar Partner of the Year consistently year in and year out, and I think it's a real tribute to the team that works on this stuff at DirecTV.

 Brett Feldman - Goldman Sachs - Analyst

 Great. We'll start off a little just talking on the merger and particularly the timeline. You got a shareholder vote later in the month. What's the next key milestone that we are looking for and how do you feel about the timeline for the regulatory process.

 Mike White - DIRECTV - Chairman, President, and CEO

 Sure. Obviously, the next big milestone is two weeks from yesterday. We have our formal shareholder vote. The votes are already coming in and I'm confident we will have overwhelming support for the merger, but we want to get to that date. So that's probably first and foremost.

I would say in terms of the regulatory process, it's all going as we expected. It's obviously very thorough -- requires a lot of work, a lot of lawyers, lot of staff, but it's doing very well.

We've found good reception to the story and the facts that this is a unique, complementary merger that is quite different than anything else. Timetable is pretty much anybody's guess. I can tell you that the initial round of comments at the FCC close on September 16 and the third round, if you will, I think closes November 5.

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SEPTEMBER 12, 2014 / 12:50PM GMT, DTV - Directv at Goldman Sachs Communacopia Conference

We are optimistic that we will be able to get this deal closed somewhere in the first half of next year. Ideally, I'd like to see it the end of first quarter, early second quarter, but I think -- it's going to go through a thorough review process, both at the Department of Justice and the FCC, and you can't hurry them along. So my best guess right now is probably early April, but I think we will have to see.

 Brett Feldman - Goldman Sachs - Analyst

 Have you been given any indication that some of the other deals in front of the Commission, most notably the cable deals, are likely to impact either the timing or maybe the actual outcome?

 Mike White - DIRECTV - Chairman, President, and CEO

 Yes, no, I don't think so, because ours is quite different. This is a merger of complementary businesses much more so than competitive businesses. And the FCC and the Department of Justice look at each deal in its own right. They've got the staff to handle both deals.

With that said, having two deals up the same time, there probably are some considerations that they will take into account as they work their way through it.

But we're busy making sure we are responding to their data requests. We certified compliance with the second request at the Department of Justice. We just got a request from the FCC. We hope to fully satisfy that in the next two weeks, three weeks at the outside.

So we are working expeditiously on our side to provide the regulators all of the information that they want and to be in there explaining the benefits -- the unique benefits of the merger -- so I would assume that -- again, I don't think that's relevant. It just happens that they are both out there about the same time, so.

 Brett Feldman - Goldman Sachs - Analyst

 All right. Well, another thing that's more specific and necessary is getting the NFL SUNDAY TICKET deal signed. There's been media reports saying that you guys are getting close and terms are coming together.

Is this something that can happen anytime or do we have to wait until after the next NFL's owners meeting, which I believe is in early October?

 Mike White - DIRECTV - Chairman, President, and CEO

 Well, I don't want to comment on a specific date, but I -- suffice it to say, we've had a 20 year long and very positive relationship with the NFL. We've made good progress in our discussions on our deal and I am highly confident that we will have it done before the year end and I'll leave it at that. I don't have anything to announce today.

 Brett Feldman - Goldman Sachs - Analyst

 Okay. Well, let's go back and sort of think about the big picture here in terms of doing the transaction. It's pretty easy for us to wrap our minds around synergies, so we don't need to spend a lot of time on that.

You've been running the biggest and the best video business in the country for a very long time and you've been doing it mostly delivering linear video through the majority of your history.

But you are merging with a network operator. I knew you can't speak for AT&T and just say well, this is what AT&T will do with our assets once they own it. But you have seen the way consumers have started to take advantage of advanced networks and advanced devices to change how they consume video.

And so sort of a two-part question. One -- to what extent do you think that that has been affecting your business? And then how do you think it becomes interesting that a network operator is going to have the ability to sell the DirecTV brand?

 Mike White - DIRECTV - Chairman, President, and CEO

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SEPTEMBER 12, 2014 / 12:50PM GMT, DTV - Directv at Goldman Sachs Communacopia Conference

 Yes. I think -- look, I think a lot of questions there, Brett. I think it does go to the core strategic rationale for the deal. And I think if I had to -- I won't speak for Randall, but I'm pretty sure I know how he feels.

And certainly from my perspective, the strategic logic for this deal is even more powerful today than when it was announced three months ago. And it is far more powerful and compelling than it would have been five years ago.

I mean -- there have been rumors about one of the telcos and DirecTV for many, many, many years. They were out there when I took the job as CEO. But I think it's a very different technology landscape today than it would've been back then. It's far more strategically complementary in a couple of respects.

And in my mind, this deal is all about putting two complementary businesses together in a way that offers the consumer a better choice and a better alternative to cable that they could not otherwise get.

It's uniquely complementary in that you are taking both, I think, the world's premier pay television and video content aggregator, you are taking that with broadband and then you are putting it with a world-class mobile business.

All three businesses are moving fast. We are all on a stage where technology is changing by the day, but if I think about it, there's no doubt that broadband -- faster broadband speeds -- the digital economy is becoming more and more important to consumers.

We know in DirecTV that of the churn that we lost in the first quarter, 75% of them went for Triple Play. We also know that our synthetic bundle is not competitive on almost any dimension you want to look at -- two truck rolls, two bills, speeds aren't optimal, the value isn't a great, only 9% of our customers last year took it.

And so if I think about first broadband -- and I also think it's not just whether it's fixed wireless, local loop that Ralph talked about, or whether it's IP-DSLAM, which is a little higher speed, or whether it's even the gigabyte to the home. I think what you have to realize is if you have a competitive content cost and access -- unique access to video, it's going to underpin in further investments in fiber longer term to up speeds.

So you got to think about this over the long haul. And in my mind, it's a virtuous circle, that creating a revenue stream out of the video side that is profitable and that has competitive content costs, which AT&T doesn't have today, really unlocks some opportunities to continue to invest in fiber on the broadband side.

And then on the mobile side, I think you heard Ralph. Mobile video viewing is exploding. I think it's a sixfold increase in views on tablets and mobile devices over the last year or two. And I think the unlock there is also equally compelling.

So we live in a fast-paced world. We are all busy. And I have always argued since I got to DirecTV and we added the words anytime, anywhere consumers want it to our mission statement, that mobility is an integral aspect of thinking about not just video, but thinking about today's consumers, who are on the go all the time.

So to me, you put all of that together as the confluence of three great businesses. I think the DirecTV pay television business of competitive content costs, the broadband business of -- the evolving broadband business at AT&T, and obviously, AT&T's world-class mobile business.

 Brett Feldman - Goldman Sachs - Analyst

 Have you gotten any general feedback from the programmers -- not around price or anything like that, but just whether they are interested or excited about the idea that you're going to be combining with AT&T?

 Mike White - DIRECTV - Chairman, President, and CEO

 The programmers -- I spoke to all of them and when our deal was announced, I picked up the phone and called every CEO of our key content providers and I think they all understand the opportunity. I think we're all -- it's so early days and the way rights work -- rights negotiators are all chopped up in different ways today that frankly, aren't very consumer friendly.

But I think they all see the opportunity. And I think for any content provider, they are excited about having their content on as many devices as they can in front of as many eyeballs as they can. That's how they monetize it, with ad sales, and so I think they understand that our deal is a little different.

But they would have to speak for themselves, other than I can tell you that I had very good conversations with the CEOs of all of our suppliers.

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SEPTEMBER 12, 2014 / 12:50PM GMT, DTV - Directv at Goldman Sachs Communacopia Conference

 Brett Feldman - Goldman Sachs - Analyst

 Great. Well, we will come back to the US in a minute. I want to talk a bit about Latin America, because this has really turned into a big growth business for you. Just step back, can you remind us why are you excited about Latin America, particularly the growth opportunities compared to where you are in the US?

 Mike White - DIRECTV - Chairman, President, and CEO

 Sure. Look, emerging markets goes through ups and downs. I've been around emerging markets my entire career. And the 1990s were an interesting time to be involved with Latin America, as I was as CFO at PepsiCo.

You still have to look at this rising middle class and the youth of the population in countries like Brazil and even Mexico. In all of the projections -- we had a guy at our senior management meeting earlier this week, Sebastian Mallaby from the Council on Foreign Relations, showed us a chart that you're going to go from 2 billion global middle class to nearly 5 billion between now and 2030.

So there's still an enormous opportunity for the rise of that middle class as they hit $6000 in income, which they've defined as middle-class, and you just have an enormous opportunity for products like pay television.

Latin America in particular, I continue to believe -- if you just look at the age of the population in countries like Brazil, we're still very, very optimistic that over the long haul, you're going to see continued growth out of that business.

Now without a doubt, many of the countries in Latin America over the last year or two are running into some fundamental challenges about development and how do you emerge once you get past easy money from the Fed and high commodity prices and some of those things. So I think we've anticipated that. We've tried to kind of fine tune the way we run the business, but I am still very optimistic about it.

In terms of the current year, I think we said on our last call that we expected, coming out of the World Cup -- because we had such a run-up in June of activations, particularly of our prepaid business -- that we'd probably see something net negative in the second quarter -- in the third quarter and I suspect that is the case, but it's all driven by pre-pays up.

And those go up and down, so there's nothing that has changed fundamentally about my optimism about the business and the revenues, the cash flows, and the long-term potential in Latin America.

 Brett Feldman - Goldman Sachs - Analyst

 One of the things that's different about Latin America versus the US -- in US, you have a medium high-end product, but you are actually attacking two demographics. You have a prepaid service; you have a high-end service. Can you walk us through how the go-to-market strategies are different between the two?

 Mike White - DIRECTV - Chairman, President, and CEO

 Yes, they are very tailored, so even little things that you might not think about -- like whether we will take a call in the call centers for care on prepaid. We don't. So I mean, we have tailored both the prepaid operating model to shave costs anywhere and everywhere we could.

The margins on that prepaid -- remember, the prepaid business has a SAC of about $100. The margins are 40%, 50%, similar to our postpaid business. The return on investment is mid-20%s, so it passes all the smell test in that regard. The LTDs, obviously, are smaller, just because it's kind of a smaller business.

But in my mind, you can't be successful in Latin America if you don't get below the AB segments. You're going to have a tiny business if you just try and reach AB. And so we have differentiated on service, on the quality of the box you can get. If you want a DVR, you've got to be -- you've got to be getting the postpaid product.

We have really slimmed-down the prepaid product where I think it's two rooms only. We have added recharge points, which is one of the keys to that, is it's more places where they -- it makes it easy for the consumer to recharge their card to make it easy for them.

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SEPTEMBER 12, 2014 / 12:50PM GMT, DTV - Directv at Goldman Sachs Communacopia Conference

We've gotten smarter about when you do go dark, if you will, how do we get you back. So we've got kind of a way of communicating with the consumers to attract them back with offers to get them back on. Buy six months, get three months free, whatever, stuff like that.

I just think the prepaid business -- and Ralph talked about it -- is an integral and important part of our strategy in Latin America and it is what has unlocked the growth for the business down there.

Now our ION business is still growing. And we're still the leader there and I still think there are opportunities on the high end, but let's face it, the high end is probably 80%-plus penetrated, whereas the C Class, which is what we call it -- we've got ABCD, that kind of big middle group -- you're probably 30% penetrated, so it's still where I think the opportunity is.

 Brett Feldman - Goldman Sachs - Analyst

 Do you think the prepaid model could work in the US? The only reason I'm asking is you are about to combine with a major prepaid provider. They have things like recharge points and understanding of how to serve that customer. I know it's not something you've recently pursued, but do you envision it as maybe an opportunity?

 Mike White - DIRECTV - Chairman, President, and CEO

 I'm not sure. I'm trying to encourage my team to think about prepaid, but in a different way. Literally no, because just at a minimum in Latin America, for $10, you get a guy on the street to point your dish.

And because most of it is SD, not HD, you don't have to have the accuracy you have to have in this country, the wiring in the home, all of that stuff. So as a practical matter for install, I don't see that model working.

Now the question that we've been wrestling with is, though, for price-sensitive customers -- and there are a lot of them in this country -- that are only willing to pay $50 or $75 a month, that's a huge challenge for our industry. And I wonder, sometimes, isn't there -- there's some aspects of the way you shut the service off or whatever?

But I think you would have to do it wireless. I don't see Americans going to their Walmart to recharge their pay TV card. There's just -- there are too many competitive alternatives in this country.

I think trying to figure out how to service a more price-conscious customer, but I've even thought maybe the real double-play cord cutter package is a leap product from AT&T coupled with the pay TV business. And no broadband in the home.

That's just a twofer thing. But we will see when we get the merger closed. I think we can really explore some of those opportunities in more depth.

 Brett Feldman - Goldman Sachs - Analyst

 One last question about Latin America just to kind of round it out. AT&T has talked about the opportunity to bundle and that's going to be very important to them. You have obviously begun doing some of this with wireless broadband. How do you see that opportunity playing out over the next several years?

 Mike White - DIRECTV - Chairman, President, and CEO

 I think -- there's no question that when I look to GVT in Brazil, I had specific strategic reasons that I felt it was not the right thing for our shareholders. And I continue to think I made the right call.

And at 15,000 employees, more than half its revenues are fixed voice to the home, which -- who knows what the future of that business is. And so I don't think that was the right opportunity, but there is no question that wireless opportunities is AT&T's core competence. It's not ours.

I would not look at acquiring a wireless business in Latin America as a standalone company. It's just not our core competence just from a risk standpoint. But with an AT&T and DirecTV together, I think you've got an enormous opportunities. You take any country -- Brazil, Mexico -- even just getting spectrum, you would think differently about because of our operating structure.

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SEPTEMBER 12, 2014 / 12:50PM GMT, DTV - Directv at Goldman Sachs Communacopia Conference

So if someone wants -- to your point about prepaid, if you need an infrastructure to sell and to service, we got it. The prepaid business unlocks that opportunity, both to sell locally, to service, recharge points for cards, and all of that infrastructure is there.

You don't need to go build it like American Mobile already has. We got an infrastructure that can be leverage from an operating standpoint. We don't have a spectrum, nor the network technology and stuff like that.

And so I think it will unlock opportunities that one will at least -- Randall will look at differently than I would, just running a pure play DirecTV.

 Brett Feldman - Goldman Sachs - Analyst

 All right. So let's talk a little bit about your US business. And one of the issues is, obviously, the competitive intensity that we see in pay TV. Pretty mature business. You seeing some promotions coming out of second quarter. What's the landscape been like so far in the third quarter?

 Mike White - DIRECTV - Chairman, President, and CEO

 Yes, third quarter has been pretty challenging. I would say -- but some of it was some of our own doing and some of it, I think, is the competitive environment. Some of it is the consumer. It's pretty clear.

We re-looked at our LTV analysis, which we do, probably, twice a year, and then we use that to fine-tune credit screens and things like that. And we came to the conclusion, coming out of the second quarter, that on the one hand, we were underestimating the LTVs of our best customers, so therefore we should be investing more in them.

But we were overestimating the LTVs of our most price-sensitive customers. And they were churning a bit more frequently. And so we made a decision to change the credit screens, particularly on apartment dwellers, which is not a very profitable business for DirecTV with a dish on a balcony and stuff like that.

That cost us in gross adds. And then separate from that, we've certainly see in consumers, the low-end consumers, mostly those that have only one service, no premiums. In many cases, one room only, have gotten very sensitive when their credits roll off and wanting to churn and go get a better deal.

And we've made some conscious decisions not to chase some of that business. But with that said, I'm still confident our full year of revenues, profits, cash flow, all that stuff will be fine, but it clearly is a very competitive environment out there for all pay TV distributors. And it's all the more reason that I can't wait to be able to sell a bundle with a good Internet service as well.

 Brett Feldman - Goldman Sachs - Analyst

 And so just to be clear, it sounds like there's a little bit of a gross ad element of this and a little bit of a churn element of it?

 Mike White - DIRECTV - Chairman, President, and CEO

 Yes.

 Brett Feldman - Goldman Sachs - Analyst

 It's both? So then how do you think about fine-tuning the business going forward, whether it's the credit policy approach or even just the marketing campaign or --

 Mike White - DIRECTV - Chairman, President, and CEO

 Well, on the -- first of all, it's a dynamic business. And we re-look at it. As I said, the LTVs in particular we look at couple of times a year for those kinds of big decisions. But we've already taken some actions that will stabilize it for the fourth quarter. So it's not like -- it's a secular thing.

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SEPTEMBER 12, 2014 / 12:50PM GMT, DTV - Directv at Goldman Sachs Communacopia Conference

I think the underlying point, though, that we have talked about internally is that whatever steps we take short term, we still have a bigger challenge longer term to figure out a better way to service price-sensitive customers that are only willing to pay you $50 or $75 a month and that are prone to churn. And you can't do it with a $900 SAC. And that's the thing we got to think through.

We've done a lot of brainstorming around it. It could be a range of ideas that we're looking at right now. That's why I said maybe there's a piece of a prepaid idea, but not exactly prepaid. Perhaps you could do something over the top with AT&T's broadband capability. Maybe you do direct sales only.

There's a lot of ideas we're trying to play around with to figure out a better way to service that segment, but it's not our -- they are our lowest LTV customers. So we want to make sure we do it profitably.

 Brett Feldman - Goldman Sachs - Analyst

 How do you think about what's driving the competitive environment, because there's a lot of moving parts. The telcos for the last several years have been expanding their video footprints, so that's created incremental marketing pressure in new markets, but they are getting near the end of it.

Do you feel like that's going to make them more promotional or do you think on net, because they're not getting bigger anymore, it kind of helps?

 Mike White - DIRECTV - Chairman, President, and CEO

 I think everybody is promotional. I think -- once the cable guys -- some of the cable guys weren't being very effective -- woke up, if you well. Charter's doing a terrific job; Tom Rutledge is a terrific leader, revitalizing their business. They are aggressively out in the marketplace.

Time Warner Cable, after last year, his comeback, spending aggressively in the marketplace. The telcos are spending aggressively in the marketplace. Everybody is aggressive in the marketplace. Dish's aggressive -- everybody is aggressive. So that's not new or dramatically different.

I think the watch out for us as an industry is that you commoditize the service. And in particular. with the discounts getting so aggressive at a time when you've got to raise prices on your existing customers because of the inexorable rise of content costs, that the gap widens and you get customers like we've seen this summer, some of our most price-sensitive ones saying hey, I'm switching for you to go over here for free and a $200 gift card and blah blah blah and all this stuff.

So it's probably not healthy for the industry in the long run, but it's not that new. I mean, we've been -- this isn't like only new in the quarter. We've seen these -- all of these companies I just mentioned have been at this for the last two to three years.

 Brett Feldman - Goldman Sachs - Analyst

 So you mentioned programming cost. In the past, you've called it unsustainable. What's going on with the increase in the cost and what it's doing to the price of the service.

So if it's unsustainable, it has to stop. What do you think is going to cause this trajectory to moderate or to get the programmers to maybe see a different approach?

 Mike White - DIRECTV - Chairman, President, and CEO

 Well, look, when I say unsustainable, all I'm talking about is if you look at the bottom half of Americans whose incomes are not growing, to think that an industry can defy gravity and price and in our case, high single-digit, low double-digits, their product to consumers and expect them to pay in the long run I think is a bit unsustainable, shall we say.

But I think I have also always said I have no idea when it stops. To be honest with you, I suspect -- first of all, for DirecTV in particular, we are having a year where content costs are pretty well under control, if you will, partly because we didn't carry some channels that we thought we might because the prices were far too high for us.

But let me be clear for 2015, we are going to see double-digit content cost growth. That's going to require us to take above-average pricing next year. And so it is what it is. Just as it was for some of our competitors this year, we took very high pricing.

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SEPTEMBER 12, 2014 / 12:50PM GMT, DTV - Directv at Goldman Sachs Communacopia Conference

So how the consumer reacts to that over time, Brett, I think that's the test. The ultimate test for what would stop, I think, is some combination of some industry consolidation on the distributor side coupled with consumers saying I'm out. And I don't think we've seen enough of that yet.

And that's why I said -- I don't give you a date, I'm just saying I have a feeling at some point the price-sensitive customers that really can only afford $50. I can pretty well peg it from the emails I see -- $50 to $75 a month is about it.

And it's pretty hard to do that with where content cost is going, unless you can get to much, much smaller bundles of channels than the current deals allow any of us to do. So I think that is probably -- it's going to have to be the consumer at the end of the day before you are going to see it dramatically change.

 Brett Feldman - Goldman Sachs - Analyst

 As a result of the high cost of programming, the cost of service has been high and so it's always been a premium service. It's been high-end service. And so the model has been based on understanding that there is an economic demographic that you are never really going to capture.

But viewing habits among younger people have been changing. Now all of a sudden, there's an age demographic. That would seem like a development that might get the programmer's attention.

Dish has been somewhat persuasive with some of the programmers to say we're all losing here and they've rolled out this personal -- or they are going to be rolling out this personal --

 Mike White - DIRECTV - Chairman, President, and CEO

 Well, they have not ruled it out yet.

 Brett Feldman - Goldman Sachs - Analyst

 What are your thoughts on that? Because that's even going well below supposedly the price point you talked about. How do you think about that model?

 Mike White - DIRECTV - Chairman, President, and CEO

 Well, first of all, just to correct you, Brett, I have always said DirecTV is a unique company that has to be both Mercedes-Benz and Southwest Airlines in the same company, because we have a huge rural franchise that is price-sensitive.

So we also have a fabulous segment that is a very premium product and does very well with high-end customers. So we do both. Now to your question about millennials and where that all goes in digital, what I find is the conversations get very muddled when you mix up the technology choice with the content aggregation bundle.

Now to the extent you could get closer to some kind of mini bundle/a la carte option, where I could buy my sports tier, my RSNs and ESPN separate, where I could buy the local channels or not, where I could buy the top 10 cable channels, or 15 at most, and make that affordable. The challenge is the relevant price point is Netflix at about $8. You can't do it for that.

So now the next question is can you get the consumer to pay $25 to $50 on a everyday low price basis? Because that is kind of where you got to think about it for it to make sense.

Now our thinking has been twofold. One is we're very excited that there are some niche opportunities in the -- more in the mode of a Netflix for niche content. And I think -- I said before, we think there's an ethnic opportunity and we're looking to launch a Hispanic product later this year. I don't have any details on it yet, because we haven't quite finished all of the work, but you'll hear about it in due time and I'm excited about that.

But that's a niche idea. And I think some of the churning ideas that AT&T has around Crunchyroll, whatever, are other niche ideas. You can think of it like specialty magazines. There's a whole host of ideas that one can think about.

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SEPTEMBER 12, 2014 / 12:50PM GMT, DTV - Directv at Goldman Sachs Communacopia Conference

And the technology we've built for the Hispanic product, which I've seen, I'm very excited about. It's a platform that we can leverage far beyond that particular specialty magazine, if you will.

Now the other dimension of it is to what extent does this become a replacement for that low-end customer that doesn't want to pay more than $25 or $50 a month? And I think that is where we will have to see.

Sony has a very different strategy in that regard than what Dish has said they're going to do. And I think we still have to see how many channels Dish actually gets. So it's not clear to me that mixing ESPN and ABC Family is really a great idea for consumers. It just happens that's kind of the deal they got from the Disney Company.

But I think we all would love to find a way to service millennials -- mostly apartment dwellers, by the way -- and therefore you're going to need broadband. So you got to start thinking, it starts with $50 a month for broadband and then you're going to add on top of it, so if it's going to be $25 or $50, you're still up to $100 a month.

So it's not entirely clear to me -- and I still believe satellite is the low cost highway to get bits to the consumer. But if we can find a way to service that customer, we will certainly look to do that.

But our first focus is going to be on a more differentiated idea around the Hispanic thing later this year. And then second is -- obviously, I think you've seen us begin to try some different things this year around NFL SUNDAY TICKET, where we've got a product on a couple of campuses -- college campuses -- where you couldn't otherwise reach consumers before.

We're trying some unique things in apartments and in places like New York City, where satellite doesn't do as well. And again, we're going to get learning, and depending on how that learning goes -- and clearly digital rights is an important part of our discussions with the NFL. I think we are aligned in wanting to see how we might broaden that over time.

The platform is already built. It's working beautifully. We had our best weekend ever with NFL SUNDAY TICKET last weekend. So we're focusing there, but we've got the platforms built, so we've got a splits platform we could use.

We've got a Hispanic platform that we could leverage and I think we'll get learnings about it. But just keep in mind that last time I checked, the programming margin per subscriber per month on the DirecTV average is like $60. It's like 22 times what Netflix gets -- $2.60 or something per sub per month.

So it's -- you've got to be smart about this, because the trade down for the industry and the ecosystem would be huge. If you can isolate it to those millennials who are not otherwise going to be in the system, then I'm all for it.

 Brett Feldman - Goldman Sachs - Analyst

 What do you think is ultimately going to turn this into a much more mass-market type of product? Do you think it's just going to be the discovery process, meaning figuring out what type of service actually works with the consumer?

Or do you think that the long pole in the tent is getting the programmers to say we are really willing to embrace this and to push you guys to sell content this way as opposed to making it a little bit more of a challenging discussion?

 Mike White - DIRECTV - Chairman, President, and CEO

 I don't think they'll have to push us. I think they'll have to allow us. So you know, to be honest with you, we would love to have smaller bundles of channels that we could target at consumers. And whether we would sell them with a satellite or over-the-top, I don't care. I'm happy to do either.

As I said, we're going to do that with our Hispanic thing and I think particularly with AT&T, we'll indifferent as to what the consumer wants.

I think the -- to be honest with you, I think that millennials -- we have studied what their viewing habits are. They still like sports; they still watch Breaking Bad and other stuff. So there is plenty of things that they will watch.

I think that the real unlock there will be, I think, how you deal with the bundle of content that today -- kind of the industry forces on consumers in a way that I think, at least if you talk to consumers, they would prefer something different.

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SEPTEMBER 12, 2014 / 12:50PM GMT, DTV - Directv at Goldman Sachs Communacopia Conference

 Brett Feldman - Goldman Sachs - Analyst

 Got it. If you have a question, please raise your hand. They will bring the microphone over. You do have to wait for the microphone so people on the webcast can hear. All right, I will ask another one.

You were talking about sort of this approach to niche content. Another thing you have been experimenting with is original content. Give us a little bit of an update on what your experience has been like?

 Mike White - DIRECTV - Chairman, President, and CEO

 I keep reminding my own team, our most important original content is called NFL SUNDAY TICKET. So and -- and it does a great job for us. We are really thrilled with the fantasy channel that we've launched this year. The Rich Eisen show we will be having later this year. So we got a lot of good stuff going with NFL SUNDAY TICKET.

But I also have to say our viewership on the audience network is way up this year. And I think it's a tribute to our content team that the new Rogue series was terrific. We've got some more original content coming, but I think we play it -- we try and play it smart.

I'm not trying to be HBO. They do it way better than I would ever do. Those guys in their production budgets, we couldn't compete. So we try and find either shows from overseas that maybe we can pick up or, like we did with Friday Night Lights, a show that maybe is done on broadcast and we can pick it up.

In the case of Rogue, we did something original and it has really done well. So we are looking for niche entertainment content. I would say it's not -- I don't see it as becoming a major driver for us. You never know how AT&T will look at it.

I think one thing is for sure. When you have a -- and this is another good example of how you would think differently, even about over-the-top stuff. For me, when I look at over-the-top, I want to monetize it and I want to make sure it's profitable and I can generate shareholder value.

But if you've got a wireless network and you are putting that content over the wireless network and you are collecting money for data usage. Kind of a -- it's a different razor blades model.

You may have -- and I suspect AT&T will have -- lots more opportunities and lots more appetite for doing some unique things with content, because they have other ways to monetize it than we would as pure play, which is another reason why it's such a great merger.

 Brett Feldman - Goldman Sachs - Analyst

 I think about other things that are evolving. For most of my life, improved video quality has been a big driver. So we went from VHS to CDs to Blu-ray, which had a short life, and then HD. Now we're talking about ultra HD.

But what's interesting is that the biggest growth in media consumption is streaming and the quality is terrible. And so for the first time in my life, I've seen people -- a whole community -- adapt a lower quality service because of the way you receive it.

Do you think that rolling out ultra HD can be a catalyst for the pay TV industry or do you think consumers are beyond caring about the video quality relative to the optionality?

 Mike White - DIRECTV - Chairman, President, and CEO

 Well, those are two different things. Streaming, we've all got to do a better job. We are measuring -- we are measuring everything from how long it takes to click to start up to the buffering and -- we are measuring at all and we've got a continuous improvement technology agenda to get better on streaming.

I think on ultra HD, I think we will see -- this year is probably the first year you'll start to see some critical mass of television sets in the home -- still tiny, but more than prior years.

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SEPTEMBER 12, 2014 / 12:50PM GMT, DTV - Directv at Goldman Sachs Communacopia Conference

I think the real test would be the content, because with ultra HD, you have to shoot it with a camera. You can upgrade the stuff. [Somebody sends] some of that, it's okay. But the real test will be converting the HD trucks that all of these content companies have to ultra HD trucks.

Now having said that, our plan is to have an ultra HD VOD capability by the end of this year. So we will be there. Our plan is to have capabilities for streaming linear next year. So we are -- we're going to be ready.

As always, DirecTV wants to lead and innovate. How many -- does it become kind of -- this is the question, because having watched the 3D thing, which did not really take off, and having looked at -- the ultra HD on an 80-inch screen is fabulous for certain content.

I probably don't care about my evening news on it, but it's fabulous. But on a less than 40-inch screen, there certainly -- it's not so clear to me it's different enough.

But we will see from consumers is the -- as the industry evolves. But we will be ready. I have a feeling it's more likely to be event-driven initially. Okay, let's take the Masters and we will shoot it in ultra HD or let's take the Academy Awards or whatever and it will be more specific events than it would be just streaming everything on your channel ultra HD. But we're going to be there regardless.

 Brett Feldman - Goldman Sachs - Analyst

 Okay. We have time for one question. We do have one right here in the middle. They'll bring the microphone down, if you don't mind.

Unidentified Audience Member

 Hi, I was just wondering when you think about the content costs rising and trying to bend that cost curve down, where is the opportunity? Is it with broadcasters and re-trans? Is it with regional sports networks? Is it with the cable channels that are out there? Where do you see the greatest opportunity and where do you think it's the hardest?

 Mike White - DIRECTV - Chairman, President, and CEO

 It's pretty much all of the above. And by the way, they are all interconnected. So sports underpins re-trans. So retransmission fees are growing at an enormous rate this year for us.

Most of the deals that we've got up are doubling what they are getting in retransmission fees or a little more. They would all like to triple and we had our discussion with Raycom and we did not triple.

So -- but -- so you've got that issue going on. And again, I think until consumers get a little more used to it, I think in the case of regional sports networks, it has tended to be more a few that have tried to go and break the market, and when you try and do that with a price that is not the rest of the market, DirecTV stood up in a couple cases and said we won't pay it.

And I think we've got enough -- a little bit of folks' attention in that regard. And in fact, the churn from the dodgers wasn't that big. Consumers understood what was going on, too.

So look, we're willing -- we know -- in my view, regional sports network should have been a sports tier and kept as a sports tier so that those that want it pay for it. But it isn't.

And so we are where we are -- but I think it's pretty much across the board, to be honest with you. It's retransmission fees. It's sports, it's -- but it's even true with the entertainment channels. All of the cable channels are also looking for massive resets.

So it's pretty much across the board and our programming team does a great job in trying our best to represent our customers. At the end of the day, it's not -- this idea it's about two big companies is nonsense.

There's nobody out there speaking for the customer, except the distributor. And that's what we're trying to do is try and keep their bills from going out of sight, because we know how they feel about it. They're not happy about their bills.

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SEPTEMBER 12, 2014 / 12:50PM GMT, DTV - Directv at Goldman Sachs Communacopia Conference

 Brett Feldman - Goldman Sachs - Analyst

 All right, well, we are out of time. Mike, thanks a lot.

 Mike White - DIRECTV - Chairman, President, and CEO

 Thanks, Brett, appreciate it.

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Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between DIRECTV and AT&T, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of DIRECTV and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in DIRECTV’s and AT&T’s filings with the Securities and Exchange Commission. Neither DIRECTV nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between DIRECTV and AT&T.  In connection with the proposed merger, AT&T filed a proxy statement/prospectus on August 21, 2014 with the Securities and Exchange Commission (“SEC”).  The proxy statement/prospectus was declared effective by the SEC on August 21, 2014.  STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY

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SEPTEMBER 12, 2014 / 12:50PM GMT, DTV - Directv at Goldman Sachs Communacopia Conference

CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about DIRECTV and AT&T, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s website at http://www.directv.com.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s website at http://www.att.com.

Participants in Solicitation
DIRECTV and its directors and executive officers, and AT&T and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus filed on August 21, 2014 regarding the proposed merger.

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